SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D**

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

XO Holdings, Inc.
(formerly XO Communications, Inc.)
(Name of Issuer)

Common Stock, par value $.01 per share
(Title of Class of Securities)

98417K106
(Cusip Number)

Brandon Teague
301 Commerce Street, Suite 3200
Fort Worth, Texas 76102
(817) 332-9500
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 1, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares of the Stock of the Issuer reported herein is 16,847,195 shares, which constitutes approximately 9.2% of the 182,937,281 shares deemed outstanding pursuant to Rule 13d-3(d)(1). Unless otherwise stated herein, all other ownership percentages set forth herein assume that there are 182,075,165 shares outstanding.

1.     Name of Reporting Person:

           Amalgamated Gadget, L.P.

2.     Check the Appropriate Box if a Member of a Group:

            (a) /   /

            (b) /   /

3.     SEC Use Only

4.     Source of Funds: OO (See Item 3)

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

          /   /

6.     Citizenship or Place of Organization: Texas

                         7.     Sole Voting Power:  15,985,079 (1)
Number of
Shares
Beneficially      8.     Shared Voting Power:  -0-
Owned By
Each
Reporting         9.     Sole Dispositive Power:  15,985,079 (1)
Person
With
                        10.     Shared Dispositive Power:  -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

           16,847,195 (1)(2)(3)(4)

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

            /   /

13.     Percent of Class Represented by Amount in Row (11): 9.2% (5)

14.     Type of Reporting Person: PN
--------------
(1)     The shares were acquired by Amalgamated Gadget, L.P. for and on behalf of R2 Investments, LDC ("R2") pursuant to an Investment Management Agreement.  Pursuant to such Agreement, Amalgamated Gadget, L.P. has sole voting and dispositive power over such shares and R2 has no beneficial ownership of such shares.
(2)     Includes 344,846 shares of Common Stock that may be acquired upon the exercise of Series A Warrants.
(3)     Includes 258,635 shares of Common Stock that may be acquired upon the exercise of Series B Warrants.
(4)     Includes 258,635 shares of Common Stock that may be acquired upon the exercise of Series C Warrants.
(5)     Pursuant to Rule 13d-3(d)(1)(i), the number of shares deemed to be outstanding is 182,937,281.

Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13D Statement dated February 14, 2008, as amended by Amendment No. 1 dated June 12, 2008, as amended by Amendment No. 2 dated August 6, 2008, as amended by Amendment No. 3 dated August 4, 2009 (the "Schedule 13D"), relating to the Common Stock, par value $.01 per share (the "Common Stock") of XO Holdings, Inc. (the "Issuer").  Unless otherwise indicated, all defined terms used herein shall have the same meanings as those set forth in the Schedule 13D.

ITEM 4.  PURPOSE OF TRANSACTION.

Item 4 is hereby amended by adding at the end thereof the following:

         On April 1, 2010, the Reporting Person, on behalf of R2, sent the following letter to the Issuer's independent directors:

Dear Messrs. Knauss and Gradin:

As you know, R2 Investments, LDC is the beneficial owner of more than 15 million shares of XO Holdings, Inc.'s common stock, and has sent each of you numerous letters asking the "independent" directors to protect minority shareholders' rights. We commend you for standing up to Carl Icahn's previous attempt to make away with the company for $0.80 per share late last year, but your inaction in refinancing the company's upcoming maturities has again put the company in a precarious position.

It is noteworthy that Mr. Dell, one of the three "independent" directors, recently resigned from the board. We can only speculate that either he was tired of being asked to rubber stamp decisions he was uncomfortable with or we can take his stated reasons for resigning from the board at face value. Either way, it is atypical for a director to resign mid-term, but this may create the perfect opportunity to bring a new director onto the board who would stand up for minority shareholder rights.

In any event, the board has allowed the company again to put itself in a precarious position as approximately $217.4 million of Class A preferred stock held by entities affiliated with Mr. Icahn matures on April 15, 2010. As we mentioned in our previous letters, your inaction in the face of the need to fix the company's capital structure is shameful. You not only passed up numerous opportunities to refinance the company's debt from 2004 to 2008, but your latest Form 10-K states that you continue to believe that your financing alternatives "should not include an issuance of high yield debt." Numerous other companies in your industry, like Qwest Communications, PaeTec Holding, Level 3, and ITC DeltaCom, have seen this as the ideal time to raise high yield debt. Your refusal to do so will once again ensure that Mr. Icahn has the company "over a barrel" to extract concessions.

You previously allowed Mr. Icahn to complete a transaction that gives him at least 80% ownership, and consequently allows him to exploit the company's valuable NOLs. (We have challenged this transaction in ongoing litigation directed at undoing this self-dealing transaction.) We are now concerned that he may use this current opportunity to reach the coveted 90% ownership threshold required to complete a short-form merger.

Mr. Icahn will likely try to convince the board that it is in the company's best interest to allow him to convert his $217.4MM of Class A preferred stock into equity or an equity-linked security. Not only does the company have ample liquidity to completely cash out the Class A preferred stock, but the company could also easily raise enough debt to completely cash this stock out given its recent improvement in operating trends and the strength of the debt capital markets. We believe it would be a tragedy for minority shareholders if the board were to let Mr. Icahn exchange his Class A preferred shares into anything with an equity component. If he is able to surpass 90%, the minority shareholders will be subject to possibly being merged out of existence, and Mr. Icahn will have succeeded in destroying minority shareholder value while being the sole beneficiary of that destruction.

Rest assured, we are going to do everything in our power to ensure that justice is served and that the rights of minority shareholders are protected. Should Mr. Icahn succeed in pressuring you to hand over the company to him through what we view as this back door method, we would pursue all legal remedies available to us, including holding each of you personally liable to the maximum extent permitted by law, for this latest infraction in trampling the rights of minority shareholders. Please stand up and do the right thing!

Except as set forth in this Item 4, the Reporting Person has no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Item 7 is hereby amended and restated in its entirety as follows:

99.1 -- Complaint in R2 Investments, LDC vs. Carl C. Icahn, et al. and XO Holdings, Inc., previously filed.

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

     DATED: April 1, 2010

AMALGAMATED GADGET, L.P. By: Scepter Holdings, Inc., its general partner By: /s/ Brandon Teague Brandon Teague, Director of Trading